SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )1/

                            PARADIGM GEOPHYSICAL LTD.
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.5 par value
                         (Title of Class and Securities)

                                    69900J104
                      (CUSIP Number of Class of Securities)

                                 June 10, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)

[   ]     Rule 13d-1(c)

[ X ]     Rule 13d-1 (d)

--------

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13G


CUSIP No.  69900J104                                        Page 2 of 5 Pages

------------------- --------------------------------------------------------


   1         NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Mashov Gruss Investments Ltd.

   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                    (a)  |_|
                           N/A                      (b)  |_|

   3         SEC USE ONLY

   4         CITIZENSHIP OR PLACE OF ORGANIZATION

                           Israel

                     NUMBER OF        5          SOLE VOTING POWER
                       SHARES                    1,568,566 Ordinary Shares

                    BENEFICIALLY      6          SHARED VOTING POWER
                      OWNED BY                   0
                        EACH
                      REPORTING       7          SOLE DISPOSITIVE POWER
                       PERSON                    1,568,566 Ordinary Shares
                        WITH
                                      8          SHARED DISPOSITIVE POWER
                                                 0

 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,038,966 Ordinary Shares

 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                   |_|


 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  18.7%

 12        TYPE OF REPORTING PERSON*
                  OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1(a).        Name of Issuer:

                  Paradigm Geophysical Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Merkazim Bldg.
                  32 Maskit St.
                  P.O.B. 2061
                  Herzliya B 46120, Israel

Item 2(a).        Name of Person Filing:

                  Mashov Gruss Investments Ltd.

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  5 Haplada Street
                  Or Yehuda 60218, Israel

Item 2(c).        Citizenship:

                  Israel

Item 2(d).        Title of Class of Securities:

                  Ordinary Shares, NIS 0.5 par value

Item 2(e).        Cusip Number:

                  69900J104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c)

                  N/A


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Item 4.   Ownership:

          (a) Amount beneficially owned:  2,038,966 Ordinary Shares (*)

          (b) Percent of Class:   18.7% (*)

          (c) Number of shares to which the person has:

                 (i) Sole power to vote or to direct the vote: 1,568,566 Ordinary Shares

                 (ii)     Shared power to vote or to direct the vote:  0

                 (iii) Sole power to dispose or to direct the disposition of: 1,568,566 Ordinary Shares

                 (iv)     Shared power to dispose or to direct the disposition
                          of:  0

             (*) Includes warrants to purchase 470,400 Ordinary Shares of the Company which may be deemed to be beneficially owned for Federal securities laws purposes by Mashov Gruss Investments Ltd. ("MGIL") as a result of such warrants being held by entities affiliated with MGIL. MGIL disclaims beneficial ownership of such warrants to purchase 470,400 Ordinary Shares.

Item 5.    Ownership of Five Percent or Less of a Class:

           N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           N/A

Item 8.    Identification and Classification of Members of the Group:

           N/A

Item 9.    Notice of Dissolution of Group:

           N/A

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Item 10.   Certification:
            N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1999                           MASHOV GRUSS INVESTMENTS LTD.



                                                   By:   /S/ Elan Penn

                                                 Name:   Elan Penn
                                                Title:   Chief Financial Officer




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